UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Astro-Med, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.05 par value per share
______________________________________________________________________________
(Title of Class of Securities)

04638F10
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2011
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Estate of Albert W. Ondis
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(2)           Check the Appropriate Box if a Member of a Group                                       (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of                                           1,601,325*
Shares
Beneficially                             (8)       Shared Voting Power
Owned by                                           3,653**
Each
Reporting                                (9)           Sole Dispositive Power
Person With                                           1,601,325*

               (10)  Shared Dispositive Power
3,653**
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(11)         Aggregate Amount Beneficially Owned by Each Reporting Person
1,604,978
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(12)         Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)         Percent of Class Represented by Amount in Row (11)              21.5% (Based on 7,294,535 shares outstanding and assumes conversion of all currently exercisable options)

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(14)           Type of Reporting Person                                                                           OO
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___________________________________________________

* Shares are held by the Estate of Albert W. Ondis and include 170,206 shares issuable upon exercise of currently exercisable options.

** Shares are allocated to the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan.

ii.
(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Albert W. Ondis III
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(2)           Check the Appropriate Box if a Member of a Group                                       (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of                                           125,230*
Shares
Beneficially                                (8)   Shared Voting Power
Owned by                                           1,605,170**
Each
Reporting                                    (9)   Sole Dispositive Power
Person With                                      125,230*

(10)	Shared Dispositive Power
1,605,170**

(11)         Aggregate Amount Beneficially Owned by Each Reporting Person
1,730,400
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(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]
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(13)           Percent of Class Represented by Amount in Row (11)               23.2% (Based on 7,294,535 shares outstanding and assumes conversion of all currently exercisable options held by the reporting person)
           -----------------------------------------------------------------------------------------------------------
(14)           Type of Reporting Person                                                                           IN

________________________________________

* Includes 1,658 shares held in trust for a child of the reporting person for which the reporting person is trustee and 1,475 shares issuable upon exercise of currently exercisable options.

** Includes 1,604,978 shares which are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor.  170,206 shares are issuable upon exercise of currently exercisable options, 3,653 shares are held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan and 192 shares are held for the account of Albert W. Ondis III under the Issuer’s Employee Stock Ownership Plan.

iii.
(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Alexis Ondis
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(2)           Check the Appropriate Box if a Member of a Group                                       (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of                                           127,710*
Shares
Beneficially                                (8)     Shared Voting Power
Owned by                                           1,604,978**
Each
Reporting                                   (9)        Sole Dispositive Power
Person With                                           127,710*

(10)	Shared Dispositive Power
1,604,978**

     ---------------------------------------------------------------------------------------------
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
1,732,688
-----------------------------------------------------------------------------------------------------------
(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)           Percent of Class Represented by Amount in Row (11)                       23.2% (Based on 7,294,535 shares outstanding and assumes conversion of all currently exercisable options held by the reporting person)
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(14)           Type of Reporting Person                                                                           IN

_____________________________________________

* Includes 5,614 shares held in trust for a child of the reporting person for which the reporting person is trustee.

** Shares are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor.  Includes 170,206 shares issuable upon exercise of currently exercisable options and 3,653 shares held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan.

iv.
(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

April Ondis
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(2)           Check the Appropriate Box if a Member of a Group                                       (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO
------------------------------------------------------------------------------------------------------------
(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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(7)	Sole Voting Power
Number of                                           134,360*
Shares
Beneficially                                (8)    Shared Voting Power
Owned by                                           1,605,465**
Each
Reporting                                    (9)    Sole Dispositive Power
Person With                                        134,360*

(10)	Shared Dispositive Power
1,605,465

     ------------------------------------------------------------------------------------------
(11)          Aggregate Amount Beneficially Owned by Each Reporting Person
1,739,825
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(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]
         -----------------------------------------------------------------------------------------------------------
(13)           Percent of Class Represented by Amount in Row (11)                      23.3% (Based on 7,294,535 shares outstanding and assumes conversion of all currently exercisable options held by the reporting person)
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(14)           Type of Reporting Person                                                                           IN

____________________________________________

* Includes 12,262 shares issuable upon exercise of currently exercisable options.

** Includes 1,604,978 shares which are held by the Estate of Albert W. Ondis of which the reporting person is a co-executor.  170,206 shares are issuable upon exercise of currently exercisable options, 3,653 shares are held for the account of Albert W. Ondis under the Issuer’s Employee Stock Ownership Plan and 487 shares are held for the account of April Ondis under the Issuer’s Employee Stock Ownership Plan.

Item 1.	Security and Issuer
Common Stock $0.05 par value per share (“Common Stock”), Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893.
Item 2.	Identity and Background

	(a)	This statement is being filed by:
(i) Estate of Albert W. Ondis
(ii) Albert W. Ondis III
(iii) Alexis Ondis
(iv) April Ondis
	(b)	The business address for each of the reporting persons is: c/o Astro-Med, Inc., 600 East Greenwich Avenue, West Warwick, Rhode Island 02893;
	(c)	(i) Albert W. Ondis III is employed by Astro-Med, Inc. (ii) Alexis Ondis is not currently employed. (iii) April Ondis is employed by Astro-Med, Inc.
	(d)	During the last five years, none of the reporting persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and none of the reporting persons is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	Each reporting person is organized in, or are citizens of, the United States.
Item 3.		Source and Amount of Funds or Other Consideration
(i) The shares described herein as held by the Estate of Albert W. Ondis (the “Estate”) were acquired by the Estate upon the death of Albert W. Ondis.  Albert W. Ondis, the recently retired CEO and Chairman of the Board of Directors of Astro-Med, Inc. (the “Issuer”), died on July 1, 2011.  Prior to that date, Albert W. Ondis filed reports on Schedule 13G in connection with his beneficial ownership of the Issuer’s common stock.
(ii) Albert W. Ondis III (son of Albert W. Ondis) is deemed to have acquired beneficial ownership of the 1,597,410 shares held by the Estate as a result of his appointment as a co-executor of the Estate.  No funds were expended by Albert W. Ondis III in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate.  Mr. Ondis also directly owns 125,230 shares of the Issuer’s common stock which were acquired by gift from his father, Albert W. Ondis, or as incentive compensation through his employment with the Issuer.
(iii) Alexis Ondis (daughter of Albert W. Ondis) is deemed to have acquired beneficial ownership of the 1,597,410 shares held by the Estate as a result of his appointment as a co-executor of the Estate.  No funds were expended by Alexis Ondis in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate.  Ms. Ondis also directly owns 127,712 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis.
(iv) April Ondis (daughter of Albert W. Ondis) is deemed to have acquired beneficial ownership of the 1,597,410 shares held by the Estate as a result of his appointment as a co-executor of the Estate.  No funds were expended by Alexis Ondis in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Estate.  Ms. Ondis also directly owns 134,360 shares of the Issuer’s common stock which were acquired by gift from her father, Albert W. Ondis, or as incentive compensation through her employment with the Issuer.

Item 4.		Purpose of Transaction
(a)-(j) The Estate, of which Albert W. Ondis, Alexis Ondis and April Ondis are co-executors, beneficially owns more than 5% of the outstanding securities of the Issuer.  Other than as may be described herein, the reporting persons have no plans, in their capacity as an individual investor, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the execution of this statement:

 (i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Estate is 1,604,978, representing 21.5% of the 7,294,535 shares of the Issuer’s common stock outstanding on July 28, 2011 plus all exercisable options held by the reporting person.

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Albert W. Ondis III is 1,730,400, representing 23.2% of the 7,294,535 shares of the Issuer’s common stock outstanding on July 28, 2011 plus all exercisable options held by the reporting person.

(iii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Alexis Ondis is 1,732,688, representing 23.2% of the 7,294,535 shares of the Issuer’s common stock outstanding on July 28, 2011 plus all exercisable options held by the reporting person.

(iv) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by April Ondis is 1,739,825, representing 23.3% of the 7,294,535 shares of the Issuer’s common stock outstanding on July 28, 2011 plus all exercisable options held by the reporting person.

(b) As of the date of the execution of this statement:

(i) The number of shares as to which the Estate has sole power to vote or to direct the vote is 1,601,325; the number of shares as to which the Estate has shared power to vote or to direct the vote is 3,653; the number of shares as to which the Estate has sole power to dispose or to direct the disposition is 1,601,325; the number of shares as to which the Estate has shared power to dispose or to direct the disposition is 3,653.

(ii) The number of shares as to which Albert W. Ondis III has sole power to vote or to direct the vote is 125,230; the number of shares as to which Albert W. Ondis III has shared power to vote or to direct the vote is 1,605,170; the number of shares as to which Albert W. Ondis III has sole power to dispose or to direct the disposition is 125,230; the number of shares as to which Albert W. Ondis III has shared power to dispose or to direct the disposition is 1,605,170.

(ii) The number of shares as to which Alexis Ondis has sole power to vote or to direct the vote is 127,710; the number of shares as to which Alexis Ondis has shared power to vote or to direct the vote is 1,604,978; the number of shares as to which Alexis Ondis has sole power to dispose or to direct the disposition is 127,710; the number of shares as to which Alexis Ondis has shared power to dispose or to direct the disposition is 1,604,978.

(ii) The number of shares as to which April Ondis has sole power to vote or to direct the vote is 134,360; the number of shares as to which April Ondis has shared power to vote or to direct the vote is 1,605,465; the number of shares as to which April Ondis has sole power to dispose or to direct the disposition is 134,360; the number of shares as to which April Ondis has shared power to dispose or to direct the disposition 1,605,465.

(c) None of the reporting persons have engaged in any transactions in common stock of the Issuer during the past 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Albert W. Ondis III, Alexis Ondis and April Ondis are the children of Albert W. Ondis, who was a founder of the Issuer and the former CEO and Chairman of its board of directors.

Albert W. Ondis III, Alexis Ondis and April Ondis are co-executors of the Estate, but none of them has entered into any agreement with each other or with any other person regarding the shares of common stock beneficially owned by each of them or by the Estate.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement
Exhibit 2.1:	Power of Attorney – Estate of Albert W. Ondis
Exhibit 2.2:	Power of Attorney –Albert W. Ondis III
Exhibit 2.3:	Power of Attorney – Alexis Ondis
Exhibit 2.4:	Power of Attorney – April Ondis

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                      August 1, 2011
ESTATE OF ALBERT W. ONDIS

By /s/ Albert W.Ondis III
Albert W.Ondis III, Executor

By /s/ Alexis Ondis
Alexis Ondis, Executor

By /s/ April Ondis
April Ondis, Executor

/s/ Albert W. Ondis III
Albert W.Ondis III

/s/ Alexis Ondis
Alexis Ondis

/s/ April Ondis
April Ondis

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D and any amendments thereto may be filed on behalf of each of them.

ESTATE OF ALBERT W. ONDIS

By /s/ Albert W.Ondis III
Albert W.Ondis III, Executor

By /s/ Alexis Ondis
Alexis Ondis, Executor

By /s/ April Ondis
April Ondis, Executor

/s/ Albert W. Ondis III
Albert W.Ondis III

/s/ Alexis Ondis
Alexis Ondis

/s/ April Ondis
April Ondis

Exhibit 2.1

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Margaret D. Farrell, Adam J. Gwaltney and Ashley Taylor signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)  execute for and on behalf of the undersigned, (i) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, (ii) Schedules 13G in accordance with Section 13(g) of the Exchange Act and the rules thereunder and (iii) Schedules 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder in connection with the undersigned’s holdings of and transactions in the securities of Astro-Med, Inc.;

(2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedules 13G and Schedules 13D, complete and execute any amendment or amendments thereto, and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)
take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Astro-Med, Inc., any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the forms or schedules referenced herein with respect to the undersigned’s holdings of and transactions in securities issued by Astro-Med, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July, 2011.

/s/ Albert W. Ondis III
Albert W. Ondis III, Executor for the Estate of Albert W. Ondis

Exhibit 2.2

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Margaret D. Farrell, Adam J. Gwaltney and Ashley Taylor signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)  execute for and on behalf of the undersigned, (i) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, (ii) Schedules 13G in accordance with Section 13(g) of the Exchange Act and the rules thereunder and (iii) Schedules 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder in connection with the undersigned’s holdings of and transactions in the securities of Astro-Med, Inc.;

(2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedules 13G and Schedules 13D, complete and execute any amendment or amendments thereto, and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Astro-Med, Inc., any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the forms or schedules referenced herein with respect to the undersigned’s holdings of and transactions in securities issued by Astro-Med, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July, 2011.

/s/ Albert W. Ondis III
Albert W. Ondis III

Exhibit 2.3

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Margaret D. Farrell, Adam J. Gwaltney and Ashley Taylor signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)  execute for and on behalf of the undersigned, (i) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, (ii) Schedules 13G in accordance with Section 13(g) of the Exchange Act and the rules thereunder and (iii) Schedules 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder in connection with the undersigned’s holdings of and transactions in the securities of Astro-Med, Inc.;

(2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedules 13G and Schedules 13D, complete and execute any amendment or amendments thereto, and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Astro-Med, Inc., any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the forms or schedules referenced herein with respect to the undersigned’s holdings of and transactions in securities issued by Astro-Med, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July, 2011.

/s/ Alexis Ondis
Alexis Ondis

Exhibit 2.4

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Margaret D. Farrell, Adam J. Gwaltney and Ashley Taylor signing singly, the undersigned's true and lawful attorney-in-fact to:

(1)  execute for and on behalf of the undersigned, (i) Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, (ii) Schedules 13G in accordance with Section 13(g) of the Exchange Act and the rules thereunder and (iii) Schedules 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder in connection with the undersigned’s holdings of and transactions in the securities of Astro-Med, Inc.;

(2)  do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedules 13G and Schedules 13D, complete and execute any amendment or amendments thereto, and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is Astro-Med, Inc., any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the forms or schedules referenced herein with respect to the undersigned’s holdings of and transactions in securities issued by Astro-Med, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of July, 2011.

/s/ April Ondis
April Ondis